Exhibit 23.7

April 18th, 2011

To:	China Ming Yang Wind Power Group Limited
Jianye Road, Mingyang Industry Park
National Hi-Tech Industrial Development Zone
Zhongshan, Guangdong Province 528437
People’s Republic of China

Dear Sirs,

We hereby consent to the references to our name, Black and Veatch, and the quotations by China Ming Yang Wind Power Group Limited in its Registration Statement (as may be amended or supplemented) on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), including the Due Diligence Key Finding Report for Guangdong Mingyang Wind Power Industry Group Co., Ltd., of research data and information prepared by us, and in roadshow and other promotional materials in connection with the proposed offering. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

Black & Veatch

/s/ Steve L. Duxbury
Name: Steve L. Duxbury
Title: Vice President